Exhibit I

 News Release

For Immediate Release

IPSCO ANNOUNCES EXPANSION OF PIPE MILL OPERATIONS

[Lisle, Illinois] [August 25, 2005] -- IPSCO (NYSE/ TSX:IPS) announced today an expansion to the current oil country tubular goods (OCTG) heat treat capacity at its Calgary, Alberta plant. In addition, the Company announced the increase of its casing product range through modifications to tubular operations at both the Calgary and Regina, Saskatchewan pipe mills.

Overall capacity of the Calgary heat treat facility will be increased by more than 70% annually. The expansion in heat treat capacity will begin immediately and is expected to be fully implemented before year-end.

The product range improvements will enhance the production of casing from the current 4 ½” to 9 ⅝” diameters to include additional diameters from 10 ¾ “ through 13 ⅜” in high collapse, N, L, P and Q grades as well as IPSCO proprietary grades. The enhancements will also include equipment and process modifications to enable production of heat treated tubing in 2 ⅜” through 3 ½” diameters. The necessary equipment and process modifications to expand the product range are expected to be complete in the fourth quarter of 2005 with full production expected in the first quarter of 2006.

The cost of expanding the OCTG heat treat capacity and expanding the casing product range are included in the previously disclosed 2005 capital expenditure forecast of approximately $100 million.

“The improvements are designed to position IPSCO for further growth in energy tubular product markets by taking advantage of the increased North American demand for high grade heat treated products,” said Joe Russo, Senior Vice President of the Company. “In addition, we are recognized across North America for our experience and dependability due to our proven track record within the energy tubulars industry. We believe these improvements will better serve our customers through expanded product options,” noted Russo.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer,

IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,775,000 tons. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For more information on IPSCO, visit the Company’s website at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

Investor Contact:
Tom Filstrup, Director, Investor Relations

Tel. 630-810-4772

Media Contact:

John Comrie, Director, Trade Policy and Communications

Tel. 630-810-4730

Release #05-32

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